Exhibit 99.1

MG Capital Issues Letter to the Board of Directors of Contura Energy Inc.

Believes Contura Cannot Fully Reverse its Years-Long Tailspin Until the Company Accelerates its Exit from Environmentally-Destructive Thermal Coal, Deleverages its Balance Sheet and Refreshes its Six-Member Board

Contends that Contura’s Legacy Directors are Unequipped to Effectively Support the Company’s Strong Management Team, Misaligned with Stockholders and Unqualified in ESG Areas

Urges Contura to Seek Stockholder Input and Promptly Overhaul Half of the Company’s Board by Replacing Three Legacy Directors with New, Highly-Qualified Individuals

NEW YORK – (BUSINESS WIRE) – October 7, 2020 – MG Capital Management, Ltd. (together with its affiliates, “MG Capital” or “we"), a long-term stockholder of Contura Energy, Inc. (NYSE: CTRA) (“Contura” or the “Company”) and owner of approximately 5.8% of the Company’s outstanding common stock, today issued the below letter to the Company’s Board of Directors and filed a Schedule 13D with the U.S. Securities and Exchange Commission.

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VIA EMAIL

October 7, 2020

The Board of Directors
Contura Energy, Inc.
340 Martin Luther King Jr. Blvd.
Bristol, TN 37620

Dear Members of the Board of Directors:

MG Capital Management, Ltd. (together with its affiliates, “MG Capital” or “we") is a long-term stockholder of Contura Energy, Inc. (“Contura” or the “Company”), with ownership of approximately 5.8% of the Company’s outstanding common stock. Since making our initial investment in Contura in 2016, MG Capital has continuously assessed the Company’s assets, corporate governance, strategic decisions and market positioning against the backdrop of our country’s rapidly-changing energy economy. We are writing to you today because it has become abundantly clear to us in recent months that Contura cannot begin to fully reverse its years-long tailspin until it accelerates its intended exit from the thermal coal business and refreshes half of the Company’s six-member Board of Directors (the “Board”).

We are very concerned that Contura, which only two years ago had a market capitalization of more than $1 billion and a stock price of more than $75, continuously trades at a staggering discount to its intrinsic value. As the country’s largest producer of coking products (a critical input into the steel production supply chain), Contura is part of the lifeblood of our economy and has a critical role to play with respect to infrastructure and national security. Notably, during the last cyclical high in 2011, Alpha Natural Resources, Inc. (Contura’s predecessor company) reached more than $12 billion in enterprise value and generated annual EBITDA in excess of $1 billion. In stark contrast, Contura’s estimated enterprise value is currently below $550 million.

After recently assessing all of our concerns pertaining to Contura’s trajectory, we concluded that the Company’s Board – in particular, legacy directors John Lushefski, Daniel Geiger and Albert Ferrara, Jr. – lacks the expertise and skills to support a turnaround in today’s new energy economy. We explain why our team came to this conclusion in the next section of this letter.

Importantly, we want to take the opportunity to highlight that David Stetson and the other management team members that assumed leadership roles in 2019 have been doing an exceptional job navigating this year’s difficult market environment. We fully support new management’s decision to begin exiting the environmentally-destructive thermal coal business and look forward to Contura quickly having little-to-no exposure to this segment of the market. We are also impressed by management’s continued focus on containing costs and targeting debt reduction, which can eventually enable the Company to resume its buyback program in a thoughtful manner.

In our view, Mr. Stetson and the high-quality executives that he has recruited deserve to be supported by a refreshed Board that possesses complementary skillsets, diverse viewpoints and meaningful ownership perspectives. The new management team and long-suffering stockholders should not have to be shackled to ineffective legacy directors with a history of reaping outsized compensation for overseeing massive value destruction.

The Case for Change in Contura’s Boardroom is Crystal Clear

We contend that Contura’s new management has inherited a Board that is ill-equipped and poorly-aligned. It looks as if none of the long-serving directors – other than Mr. Stetson – have the expertise needed to support management’s growth, modernization and efficiency plans. It is also a red flag that the Board is not sufficiently aligned with stockholders. Excluding Mr. Stetson, Contura directors have average holdings of approximately 17,000 shares of common stock.

Messrs. Lushefski, Geiger and Ferrara have also seemingly failed as allocators of capital, authorizing stock buybacks at peak cycle prices ($31.54 per share vs. $7.92 at Friday’s close) and saddling the Company with dangerous levels of debt. Indeed, while these directors were endorsing stock buybacks, they were also selling stock themselves. In 2019, our research indicates that Mr. Lushefski sold stock between $61.15 and $52.67, Mr. Geiger sold stock between $62.99 and $29.07 and Mr. Ferrara sold stock at $53. These same individuals have also shown what we believe is an inability to effectively assess strategic transactions in today’s marketplace, like Contura’s mishandled Powder River Basin sale.

Most disappointing, however, is the Board’s reaction to the COVID-19 crisis. It appears that Contura’s directors have maintained their significant Board compensation as the Company has had few options other than to shutter assets and furlough employees. For context, in 2019, Mr. Lushefski was paid $293,000, Mr. Geiger was paid $216,000 and Mr. Ferrara was paid $266,000. We deem these to be outsized sums given that these legacy directors have overseen hundreds of millions of dollars in value destruction and presided over sobering job losses. Perhaps all of the members of the Board are not aware of industry estimates that show the average miner in West Virginia makes less than $55,000 per year.

We were unsurprised upon learning that these legacy directors also enjoy little support from other stockholders, proxy advisory firms and the Company’s broader stakeholder set. Ahead of Contura’s 2020 Annual Meeting of Stockholders, Institutional Shareholder Services, Inc. (“ISS”) recommended that the Company’s stockholders withhold votes for an astonishing 50% of the Board. ISS also failed Contura on every climate awareness metric in 2019. We believe Contura’s legacy directors have repeatedly failed to embrace best practices when it comes to environmental, social and governance (“ESG”) criteria.

Now is the Time to Refresh Contura’s Board

As a major stockholder with significant knowledge of Contura’s business and market, MG Capital hopes a Company representative will quickly engage with us and seek our input on a prompt director refreshment program. We are prepared to share proposed candidates for appointment to the Board, including ones with strong capital allocation acumen, new energy expertise, regulatory experience and ESG knowhow. Contura’s dismal results speak for themself and we suspect stockholders will not react well to a delay.

Please be advised that MG Capital is prepared to nominate director candidates ahead of Contura’s 2021 Annual Meeting of Stockholders if the incumbent Board forces us to do so. However, that is not our first choice.

Sincerely,

Michael Gorzynski
Managing Member
MG Capital

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Contacts

Profile
Greg Marose / Charlotte Kiaie, 347-343-2999
gmarose@profileadvisors.com / ckiaie@profileadvisors.com

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